                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                               -------------

                           (Amendment No.   3  )
                                          -----


                        CAI Wireless Systems, Inc.
--------------------------------------------------------------------------
                             (Name of Issuer)

            Common Stock                           12476P 10 4
-----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                             BANX Partnership
                          3900 Washington Street
                        Wilmington, Delaware 19802

                              with copies to:

     P. Alan Bulliner, Esq.                       Morrison DeS. Webb, Esq.
     Vice President-Corporate Secretary           Executive Vice President,
     and Counsel                                  General Counsel and Secretary
     Bell Atlantic Corporation                    NYNEX Corporation
     1717 Arch Street                             1095 Avenue of the Americas
     Philadelphia, PA  19103                      New York, NY  10036
--------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)


--------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper form, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))

 CUSIP No.       12476P 10 4             13D


     1     NAME OF REPORTING PERSON:    BANX Partnership

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  AF


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     19,862,150
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       19,862,150
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       19,862,150
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  34.6%

    14     TYPE OF REPORTING PERSON:    PN

 CUSIP No.       12476P 10 4             13D


     1     NAME OF REPORTING PERSON:    MMDS Holdings II, Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  AF


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     36,501,085
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:   0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       36,501,085
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       36,501,085
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  49.2%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No.       12476P 10 4             13D


     1     NAME OF REPORTING PERSON:    Bell Atlantic Corporation

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  AF


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     36,626,085
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       36,626,085
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       36,626,085
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  49.4%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No.       12476P 10 4             13D


     1     NAME OF REPORTING PERSON:    NYNEX MMDS Holding Company

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  AF


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     36,626,085
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       36,626,085
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       36,626,085
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  49.4%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No.       12476P 10 4             13D


     1     NAME OF REPORTING PERSON:    NYNEX Corporation

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  WC


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     36,626,085
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       36,626,085
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       36,626,085
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  49.4%

    14     TYPE OF REPORTING PERSON:    CO

     ITEM 1    SECURITY AND ISSUER.

               This Statement constitutes Amendment No. 3 to the Statement on Schedule 13D (the "Schedule 13D") previously filed with the Securities and Exchange Commission by BANX Partnership, a Delaware general partnership ("BANX"); its general partners, MMDS Holdings II, Inc., a Delaware corporation ("MMDS Holdings"), and NYNEX MMDS Holding Company, a Delaware corporation ("NYNEX MMDS"); Bell Atlantic Corporation, a Delaware corporation and the indirect parent of MMDS Holdings ("BAC"); and NYNEX Corporation, a Delaware corporation and the direct parent corporation of NYNEX MMDS ("NYNEX"; and, together with BANX, MMDS Holdings, NYNEX MMDS and BAC, the "Reporting Persons"), with respect to the common stock, no par value (the "Common Stock"), of CAI Wireless Systems, Inc., a Connecticut corporation ("CAI") located at 18 Corporate Woods Blvd., Albany, NY 12211. Unless otherwise indicated, all capitalized terms used herein have the respective meanings ascribed thereto in the Schedule 13D.

     ITEM 2.   IDENTITY AND BACKGROUND.

               Schedules I, II, III and IV annexed to the Schedule 13D are hereby amended in their entirety to read in full as set forth on Schedules I, II, III and IV annexed hereto and incorporated herein by reference.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               At the Stage II Closing under the Purchase Agreement, which occurred on September 29, 1995, BANX purchased from the Corporation for aggregate cash consideration of $70 million, (i) 7,000 shares of 14% Senior Preferred Stock of the Corporation, par value $10,000 per share (the "Senior Preferred Stock"), and (ii) a warrant (the "Stage II Warrant") to purchase convertible preferred stock, no par value, of the Corporation (the "Voting Preferred Stock"). In addition, BANX transferred one-half of its interest in (i) the Term Notes (and all accrued interest thereon) and (ii) the Senior Preferred Stock, to each of MMDS Holdings and NYNEX MMDS, and upon surrender by BANX to the Corporation, the Corporation cancelled the Term Notes issued at the Stage I Closing and the certificates representing the Senior Preferred Stock registered in the name of BANX and issued Term Notes in the principal amount of $15,000,000 and share certificates representing 3,500 shares of Senior Preferred Stock to each of MMDS Holdings and NYNEX MMDS.

               At the Stage II Closing, the Term Notes pursuant to their terms became unsecured obligations of the Corporation, subordinated to certain senior indebtedness of the Corporation, bearing interest at 14% per annum, and also became convertible into the Senior Preferred Stock, at an initial conversion price of $10,000 per share, subject to adjustment.

               The Senior Preferred Stock is convertible, at the option of the holder at any time on or after the date of issuance of such shares and prior to the fifth anniversary of the original issue date, into the number of Voting Preferred Shares as is determined by dividing $10,000 by the Tier 1 Conversion Price (as defined in the terms of the Senior Preferred Stock). Dividends on the Senior Preferred Stock are cumulative from the Stage II Closing and are payable quarterly at an annual rate of 14% when and as declared by the Board of Directors of CAI out of any funds legally available therefor.

               The Stage II Warrant permits the holder, for a period of six years, to acquire shares of Voting Preferred Stock at four different exercise prices. The exercise prices of the Stage II Warrant will be determined in accordance with certain formulas, set forth in the Stage II Warrant, based on the number of Fully-Diluted Common Shares (as defined in the Stage II Warrant) immediately after consummation of the Stage II Closing, subject to adjustment, including antidilution adjustment. Each share of Voting Preferred Stock initially is convertible, at the option of the holder, into 100 shares of Common Stock. The holders of Voting Preferred Stock are entitled to certain voting rights with respect to the election of directors of the Corporation and other matters. The terms of the Voting Preferred Stock are set forth in Attachment 2.3 to the Amendment Agreement dated as of September 28, 1995 among BANX, the Corporation and its subsidiaries party thereto, which amends certain provisions of the Purchase Agreement and is set forth as Exhibit 1 to Amendment No. 2 to the Schedule 13D.

               The conversion of the Senior Preferred Stock (including the shares issuable upon conversion of the Term Notes into Senior Preferred Stock) and the exercise of the Stage I and Stage II Warrant gives the BANX Affiliates the right to acquire, for an aggregate amount of approximately $302 million (including consideration originally paid for the Term Notes, the Senior Preferred Stock and such Warrants), shares of the Voting Preferred Stock which would be convertible into approximately 45% of the Fully-Diluted Common Shares and, in the event of the issuance after the Stage II Closing of any additional of common stock, no par value of the Corporation ("Common Shares"), the right to acquire additional shares of Voting Preferred Stock at the same per share exercise prices, so that the BANX Affiliates will maintain the right to acquire 45% of the Fully-Diluted Common Shares from time to time.

               If the conversion rights under the Term Notes, the Senior Preferred Stock and the Voting Preferred Stock, and the exercise rights under the Stage I Warrants, the Stage II Warrants and the Common Stock Warrants (as defined below) were exercised in full immediately after the Stage II Closing, based on information furnished by the Corporation, BANX would acquire approximately 45.3% of the Fully-Diluted Common Shares (as defined in the Stage II Warrant); 27% of such Fully-Diluted Common Shares (or 21,900,651 Common Shares) at a price per share of $6.01; 9% of such Fully-Diluted Common Shares (or 7,300,217 Common Shares) at a price per share of $8.27; 4.5% of such Fully-Diluted Common Shares (or 3,650,108 Common Shares) at a price per share of $12.78; and 4.5% of such Fully-Diluted Common Shares (or 3,650,108 Common Shares) at a price per share of $17.29.

               In addition, each of MMDS Holdings, Inc., a wholly owned indirect subsidiary of Bell Atlantic Corporation, and NYNEX MMDS was issued a warrant, dated as of January 9, 1995 (the "Common Stock Warrants"), which permits the holder, for a period of five years, to acquire 125,000 Common Shares at a price per share of $7.50, subject to certain adjustments, including antidilution adjustments.

               The foregoing description of the Senior Preferred Stock, the Stage II Warrants and the Common Stock Warrants is qualified in its entirety by reference to the complete text of each, a copy of which is filed as part of Exhibit 1 and as Exhibits 4, 5, and 6, respectively to Amendment No. 2 to the Schedule 13D.

               BANX obtained the funds necessary to acquire the Senior Preferred Stock and the Stage II Warrant from MMDS Holdings and NYNEX MMDS. MMDS Holdings obtained the funds it provided to BANX from funds provided from its affiliates from the working capital of its affiliates. NYNEX MMDS obtained the funds it provided to BANX from funds provided from its parent company from the working capital of its parent company.


     ITEM 4.   PURPOSE OF TRANSACTION.

               The Reporting Persons have acquired the securities purchased under the Purchase Agreement and the Common Stock Warrants as an investment. Depending on market conditions, the Reporting Persons may acquire additional Common Shares through open market purchases, in privately negotiated transactions or otherwise, subject to compliance with Section 2.9 of the Purchase Agreement. In addition, the Reporting Persons may use their rights as holders of the securities purchased under the Purchase Agreement (the "Securities") to seek to cause the Corporation to comply with its obligations under the Purchase Agreement and the related agreements and arrangements, including without limitation the Business Relationship Agreement.

               While it is not the present intention of BANX, MMDS Holdings or NYNEX MMDS to do so, depending upon market conditions and the course of action that the partners determine to pursue, the partners
     (i) may, directly or indirectly, seek to acquire control of the Corporation, or (ii) in compliance with applicable securities laws, may, directly or indirectly, attempt to dispose of some or all of the shares of Common Shares then beneficially owned by any of the Reporting Persons, in the open market, in privately negotiated transactions or otherwise.

               Other than as disclosed in this Statement and except for enforcement by BANX and its affiliates of their respective rights under the Transaction Documents in the ordinary course of their businesses, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedules I, II, III and IV hereto, presently has any plan or proposal that relates to or might result in any of the events described in Items (a) through
     (j) of the instructions to Item 4 of Schedule 13D.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

               (a)(b) BANX has shared voting rights over, and therefore beneficial ownership of 19,862,150 Common Shares, representing approximately 34.6% of the Fully-Diluted Common Shares (as defined in the Stage II Warrant). Each of MMDS Holdings, NYNEX MMDS, BAC and NYNEX has shared voting and dispositive power over and beneficial ownership of 36,626,085 Common Shares, representing approximately 45.3% of the Fully-Diluted Common Shares (as defined in the Stage II Warrant).

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               On December 19, 1996, the Board of Directors of NYNEX approved the Modification Agreement dated as of December 12, 1996 (the "Modification Agreement") entered into by CAI, BANX, MMDS Holdings, Inc., MMDS Holdings II, Inc., NYNEX MMDS Company and NYNEX MMDS Holding Company (the "BANX Parties").

               As previously disclosed in the joint press release dated December 13, 1996 filed as an Exhibit hereto and in CAI's Form 8-K filed January 3, 1997, the Modification Agreement, among other things, provides CAI or its designee the right to acquire all, but not less than all, of the $100 million investment by the BANX Parties, for a period of 12 months from December 12, 1996. Such investment consists of: (i) 7,000 shares of 14% Senior Preferred Stock of CAI, par value $10,000 per share (the "Senior Preferred Stock"), (ii) $30 million principal amount of Term Notes (the "Term Notes"), and (iii) two warrants (the

     "Warrants") to purchase convertible preferred stock, no par value, of CAI (the "Voting Preferred Stock"; and together with the Senior Preferred Stock, the Term Notes and the Warrants, the "CAI Securities"). If notice to purchase the CAI Securities is received by the BANX Parties within the first 120 days following execution of the Agreement, the purchase price is $121,000,000; if received in the next 120 days, the purchase price is $100,000,000, together with accrued interest and dividends, plus $10,000,000; and if notice is received in the balance of the year, the purchase price is $100,000,000, together with accrued interest and dividends, plus $20,000,000. No notice of intended purchase has been received as of the date of this filing.

               The BANX Parties' $100,000,000 investment in the CAI Securities includes convertible debt and preferred stock and warrants, all of which if fully converted and exercised would result in the right to acquire up to approximately 45% of the equity of CAI. As part of the Modification Agreement, the Initial Tier 1 Conversion Price and the Initial Tier I Exercise Price for the Senior Preferred Stock and the Warrants, respectively, were reduced to $3.86 per common share equivalent and the Initial Tier 2 Exercise Price, the Initial Tier 3 Exercise Price and the Initial Tier 4 Exercise Price were proportionately reduced, in each case subject to adjustment as provided in the Warrants. The exercise prices are subject to further reduction in the event the option to acquire the CAI Securities is not exercised within 180 days.

               In the event that CAI does not purchase the CAI Securities or cannot locate a third party purchaser to do so within the first 270 days, the BANX Parties have the right to sell the CAI Securities free and clear of the option.

               The foregoing description of the Modification Agreement is qualified in its entirety by reference to the complete text of the Modification Agreement, a copy of which is filed as Exhibit 1 hereto and incorporated herein by reference.

     ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

     1. Modification Agreement, dated as of December 12, 1996, among CAI, BANX, MMDS Holdings, Inc., MMDS Holdings, NYNEX MMDS Company and NYNEX MMDS.

     2.   Joint Press Release dated Decmeber 13, 1996.

     3. Current Report on Form 8-K (incorporated by reference to the Form 8-K filed by CAI with the SEC on January 3, 1997).

     4.   Joint Filing Letter Agreement, dated as of March 29, 1995.

                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date:  January 27, 1997                      BANX PARTNERSHIP,
                                             a Delaware general partnership

                                             By:  MMDS HOLDINGS II, Inc.,
                                                  General Partner


                                             By:  /s/  Jane F. Ludlow
                                                 ---------------------------
                                                 Name:  Jane F. Ludlow
                                                 Title: Secretary


                                             By:  NYNEX MMDS HOLDING
                                                  COMPANY,
                                                  General Partner


                                             By:  /s/  Steven Fadem
                                                ---------------------------
                                                Name:  Steven Fadem
                                                Title: Acting President

                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   BELL ATLANTIC CORPORATION




     Date:  January 27, 1997            By:  /s/  P. Alan Bulliner
                                        --------------------------
                                        Name:    P. Alan Bulliner
                                        Title:   Secretary

                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                   MMDS HOLDINGS II, INC.




     Date:  January 27, 1997            By:  /s/ Jane F. Ludlow
                                             ---------------------
                                        Name:    Jane F. Ludlow
                                        Title:   Secretary

                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   NYNEX MMDS HOLDING COMPANY


     Date:  January 27, 1997            By: /s/ Steven Fadem
                                            ---------------------
                                        Name:   Steven Fadem
                                        Title:  Acting President

                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   NYNEX CORPORATION


     Date:  January 27, 1997            By: /s/ Darlene D. Kleiner
                                           --------------------------------
                                        Name:   Darlene D. Kleiner
                                        Title:  Assistant Secretary

                                                                 SCHEDULE I

                             MMDS HOLDINGS II, INC.

                       A DELAWARE CORPORATION LOCATED AT
                          1310 NORTH COURT HOUSE ROAD,
                              ARLINGTON, VA  22201

                        EXECUTIVE OFFICERS AND DIRECTORS

     Name and Address                 Position and Principal Occupation
     ----------------                 ---------------------------------

     Janet M. Garrity                 President, Treasurer and
     501 Carr Road, Suite 201         Director
     Wilmington, DE  19809

     Alexander H. Good                Chief Executive Officer
     1320 N. Court House Road
     Arlington, VA  22201

     Jane Ludlow                      Secretary
     1717 Arch Street
     32nd Floor
     Philadelphia, PA  19103

     Ellen C. Wolf                    Chief Financial Officer and
     Bell Atlantic Corporation        Director
     1717 Arch Street
     Philadelphia, PA  19103

     William O. Albertini             Director
     Bell Atlantic Corporation
     1717 Arch Street
     Philadelphia, PA  19103

     Joshua W. Martin                 Director
     Bell Atlantic - Delaware
     901 Tatnall Street
     Wilimington, DE 19801

               None of the individuals listed above in the last five years
     (i) has been convicted in a criminal proceeding or (ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Each of the individuals listed above is a citizen of the United States.

                                                                SCHEDULE II

                            BELL ATLANTIC CORPORATION
                            --------------------------

                             A DELAWARE CORPORATION
                          LOCATED AT 1717 ARCH STREET,
                             PHILADELPHIA, PA  19103

                        EXECUTIVE OFFICERS AND DIRECTORS

     Name and Address                 Position and Principal Occupation
     ----------------                 ---------------------------------

     Raymond W. Smith                 Chairman of the Board and Chief
     Bell Atlantic Corporation        Executive Officer of BAC
     1310 N. Court House Road
     Arlington, VA  22201

     Lawrence T. Babbio, Jr.          Vice Chairman of BAC
     Bell Atlantic Corporation
     1717 Arch Street
     Philadelphia, PA  19103

     James G. Cullen                  Vice Chairman of BAC
     Bell Atlantic Corporation
     1310 N. Court House Road
     Arlington, VA  22201

     William O. Albertini             Executive Vice President and
     Bell Atlantic Corporation        Chief Financial Officer of BAC
     1717 Arch Street
     Philadelphia, PA  19103

     Alexander H. Good                Vice President-Strategic
     Bell Atlantic Corporation        Planning and Corporate
     1310 N. Court House Road         Development of BAC
     Arlington, VA  22201

     P. Alan Bulliner                 Vice President-Corporate
     Bell Atlantic Corporation        Secretary and Counsel of BAC
     1717 Arch Street
     Philadelphia, PA  19103

     Doreen A. Toben                  Vice President-Finance and
     Bell Atlantic Corporation        Controller of BAC
     1717 Arch Street
     Philadelphia, PA  19103

     Ellen C. Wolf                    Vice President-Treasurer
     Bell Atlantic Corporation
     1717 Arch Street
     Philadelphia, PA  19103

     Patrick C.G. Coulter             Vice President-Corporate
     Bell Atlantic Corporation        Communication
     1310 N. Court House Road
     Arlington, VA  22201

     Kevin P. Pennington              Vice President-Human Resources
     Bell Atlantic Corporation
     1310 N. Court House Road
     Arlington, VA  22201

     John F. Gamba                    Senior Vice President-Corporate
     Bell Atlantic Corporation        Resources and Performance
     1310 N. Court House Road         Assurance of BAC
     Arlington, VA  22201

     Bruce S. Gordon                  Group President-Consumer and
     Bell Atlantic Network            Small Business Services of Bell
     Services, Inc.                   Atlantic Network Services, Inc.
     1310 N. Court House Road
     Arlington, VA  22201

     Stuart C. Johnson                Group President-Large Business
     Bell Atlantic Network            and Information Services of Bell
     Services, Inc.                   Atlantic Network Services, Inc.
     1310 N. Court House Road
     Arlington, VA  22201

     Thomas R. McKeough               Philadelphia, PA  19103Vice
     Bell Atlantic Corporation        President-Mergers and
     1717 Arch Street                 Acquisitions and Associate
                                      General Counsel of BAC

     James R. Young                   Vice President and General
     Bell Atlantic Corporation        Counsel of BAC
     1310 N. Court House Road
     Arlington, VA  22201

     William W. Adams                 Director of BAC
     11 Spring Dell Road
     Lancaster, PA  17601

     Thomas E. Bolger                 Chairman of the Executive
     Bell Atlantic Corporation        Committee of the Board of
     1717 Arch Street                 Directors of BAC
     Philadelphia, PA  19103

     Frank C. Carlucci                Chairman of The Carlyle Group
     The Carlyle Group                (merchant banking); Director of
     1001 Pennsylvania Avenue, N.W.   BAC
     Washington, DC  20004

     Eckard Pfeiffer                  President and Chief Operating
     Compaq Computer Corporation      Officer
     P.O. Box 69200-MS 110802         Compaq Computer Corporation;
     Houston, TX 77269                Director of BAC

     James H. Gilliam, Jr.            Executive Vice President and
     Beneficial Corporation           General Counsel of Beneficial
     1 Christina Centre               Corporation (financial
     301 N. Walnut Street             services); Director of BAC
     Wilmington, DE  19801

     Thomas H. Kean                   President of Drew University;
     Drew University                  Director of BAC
     36 Madison Avenue
     Madison, NJ  07940

     John F. Maypole                  Managing Partner of Peach State
     157 Lake Dr.                     Real Estate Holding Company and
     Mountain Lakes, NJ  07046        Consultant; Director of BAC

     Joseph Neubauer                  Chairman of the Board and Chief
     ARAMARK Corporation              Executive Officer of ARAMARK
     1101 Market Street               Corporation; Director of BAC
     Philadelphia, PA  19107

     Thomas H. O'Brien                Chairman and Chief Executive
     PNC Bank Corp.                   Officer of PNC Bank Corp.;
     5th Avenue & Wood Street         Director of BAC
     Pittsburgh, PA  15222

     Rozanne L. Ridgway               Co-Chair of The Atlantic Council
     The Atlantic Council of the      of the United States (a private
     United States                    foreign policy institute);
     910 17th Street, N.W.            Director of BAC
     Washington, DC  20006

     Shirley Young                    Vice President, China Strategic
     General Motors Corporation       Development of General Motors
     3044 West Grand Boulevard        Corporation; Director of BAC
     Detroit, MI  48202


               None of the individuals listed above in the last five years
     (i) has been convicted in a criminal proceeding or (ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Each of the individuals listed above is a citizen of the United States.

                                                               SCHEDULE III


                           NYNEX MMDS HOLDING COMPANY
                           --------------------------

                             A DELAWARE CORPORATION
                     LOCATED AT 1095 AVENUE OF THE AMERICAS,
                               NEW YORK, NY  10036


                        EXECUTIVE OFFICERS AND DIRECTORS


     NAME AND ADDRESS                      POSITION AND PRINCIPAL OCCUPATION
     ----------------                      ---------------------------------

     Steven S. Fadem                       Director and Vice President,
     NYNEX Corporation                     President of NYNEX Entertainment &
     22nd Floor                            Information Services Company
     1166 Avenue of the Americas
     New York, NY  10036

     Melvin Meskin                         Director and President,
     NYNEX Corporation                     Vice President and Comptroller of
     41st Floor                            NYNEX Corporation
     1095 Avenue of the Americas
     New York, NY 10036

     Timothy J. Downey                     Vice President,
     NYNEX Corporation                     Director of Corporate Strategy and
     22nd Floor                            Planning, NYNEX Entertainment &
     1166 Avenue of the Americas           Information Services Company
     New York, NY  10036

     Darlene D. Kleiner                    Secretary,
     NYNEX Corporation                     Counsel and Assistant Secretary of
     38th Floor                            NYNEX Corporation
     1095 Avenue of the Americas
     New York, NY  10036

     Andrew Coticchio                      Comptroller,
     NYNEX Corporation                     Assistant Comptroller of NYNEX
     Room 3023                             Corporation
     1095 Avenue of the Americas
     New York, NY  10036

     Roslyn G. Grigoleit                   Assistant Comptroller,
     NYNEX Corporation                     Staff Director of State Tax
     31st Floor                            Compliance of NYNEX Corporation
     1095 Avenue of the Americas
     New York, NY  10036

     Christine A. Hillery                  Assistant Comptroller,
     NYNEX Corporation                     Director of Sales and Gross Receipts
     Room 3107                             of NYNEX Corporation
     1095 Avenue of the Americas
     New York, NY  10036

     Richard Weiss                         Assistant Comptroller,
     NYNEX Corporation                     Director of Tax Administration of
     31st Floor                            NYNEX Corporation
     1095 Avenue of the Americas
     New York, NY  10036

     Colson P. Turner                      Treasurer,
     NYNEX Corporation                     Vice President and Treasurer of
     41st Floor                            NYNEX Corporation
     1095 Avenue of the Americas
     New York, NY  10036

     Joseph A. Tomitz                      Assistant Treasurer,
     NYNEX Corporation                     Assistant Treasurer of NYNEX
     30th Floor                            Corporation
     1095 Avenue of the Americas
     New York, NY  10036

     None of the individuals listed above in the last five years (i) has been convicted in a criminal proceeding or (ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Each of the individuals listed above is a citizen of the United States.

                                                                SCHEDULE IV


                                NYNEX CORPORATION
                             A DELAWARE CORPORATION
                     LOCATED AT 1095 AVENUE OF THE AMERICAS,
                               NEW YORK, NY  10036


                        EXECUTIVE OFFICERS AND DIRECTORS


     NAME AND ADDRESS                      POSITION AND PRINCIPAL OCCUPATION
     ----------------                      ---------------------------------

     Ivan G. Seidenberg                    Director, Chairman of the Board and
     NYNEX Corporation                     Chief Executive Officer of NYNEX
     41st Floor                            Corporation
     1095 Avenue of the Americas
     New York, NY  10036

     Frederic V. Salerno                   Director and Vice Chairman -
     NYNEX Corporation                     Finance and Business Development of
     41st Floor                            NYNEX Corporation
     1095 Avenue of the Americas
     New York, NY  10036

     Morrison DeS. Webb                    Executive Vice President, General
     NYNEX Corporation                     Counsel and Secretary of NYNEX
     41st Floor                            Corporation
     1095 Avenue of the Americas
     New York, NY  10036

     Robert T. Anderson                    Vice President - Business
     NYNEX Corporation                     Development of NYNEX Corporation
     41st Floor
     1095 Avenue of the Americas
     New York, NY  10036

     Jeffrey A. Bowden                     Vice President - Strategy and
     NYNEX Corporation                     Corporate Assurance of NYNEX
     41st Floor                            Corporation
     1095 Avenue of the Americas
     New York, NY  10036

     John M. Clarke                        Vice President - Law of NYNEX
     NYNEX Corporation                     Corporation
     41st Floor
     1095 Avenue of the Americas
     New York, NY  10036

     Saul Fisher                           Vice President - Law of NYNEX
     NYNEX Corporation                     Corporation
     41st Floor
     1095 Avenue of the Americas
     New York, NY  10036

     Patrick F.X. Mulhearn                 Vice President - Public Relations of
     NYNEX Corporation                     NYNEX Corporation
     41st Floor
     1095 Avenue of the Americas
     New York, NY  10036

     Donald J. Sacco                       Vice President - Human Resources of
     NYNEX Corporation                     NYNEX Corporation
     41st Floor
     1095 Avenue of the Americas
     New York, NY  10036

     Thomas J. Tauke                       Vice President - Government Affairs
     NYNEX Government Affairs Company      of NYNEX Corporation
     1300 I Street, NW
     Washington, DC  20005

     Colson P. Turner                      Vice President and Treasurer of
     NYNEX Corporation                     NYNEX Corporation
     41st Floor
     1095 Avenue of the Americas
     New York, NY  10036

     Melvin Meskin                         Vice President and Comptroller of
     NYNEX Corporation                     NYNEX Corporation
     41st Floor
     1095 Avenue of the Americas
     New York, NY 10036

     Richard W. Blackburn                  President and Group Executive of
     NYNEX Corporation                     Nynex Worldwide Communications
     41st Floor                            Media Group
     1095 Avenue of the Americas
     New York, NY  10036

     Arnold J. Eckelman                    Executive Vice President and Group
     NYNEX Corporation                     Executive - Metro, NYNEX
     41st Floor                            Telecommunications
     1095 Avenue of the Americas
     New York, NY  10036

     Richard A. Jalkut                     President and Group Executive of
     NYNEX Corporation                     NYNEX Telecommunications
     41st Floor
     1095 Avenue of the Americas
     New York, NY  10036

     Donald B. Reed                        President and Group Executive of
     NYNEX Corporation                     NYNEX External Affairs and
     41st Floor                            Corporate Communications
     1095 Avenue of the Americas
     New York, NY  10036

     John Brademas                         Director of NYNEX Corporation;
     New York University                   President Emeritus of New York
     11 West 42nd Street, Suite 400        University
     New York, NY 10036

     Richard L. Carrion                    Director of NYNEX Corporation;
     Banco Popular de Puerto Rico          President and Chief Executive Officer
     209 Munoz Rivera Avenue               of Banco Popular de Puerto Rico
     Hato Rey, PR 00918

     Lodewijk J.R. de Vink                 Director of NYNEX Corporation;
     Warner-Lambert Company                President and Chief Operating Officer
     201 Tabor Road                        of Warner-Lambert Company
     Morris Plains, NJ  07950

     Stanley P. Goldstein                  Director of NYNEX Corporation;
     CVS Corporation                       Chairman of the Board and Chief
     One CVS Drive                         Executive Officer of CVS Corporation
     Woonsocket, RI  02895

     Helene L. Kaplan                      Director of NYNEX Corporation;
     Skadden, Arps, Slate,                 Of Counsel to Skadden Arps, Slate
     Meagher & Flom,                       Meagher & Flom, L.L.P.
     919 Third Avenue
     New York, NY 10022

     Elizabeth T. Kennan                   Director of NYNEX Corporation;
     197 County Road                       President Emeritus of Mount Holyoke
     Ipswich, MA  01938                    College

     Edward E. Phillips                    Director of NYNEX Corporation;
     83 Webster Road                       Director of  New England Mutual
     Weston, MA 02193                      Life Insurance Company

     Hugh B. Price                         Director of NYNEX Corporation;
     National Urban League, Inc.           President and Chief Executive Officer
     500 East 62nd Street                  of National Urban League, Inc.
     New York, NY  10021

     Walter V. Shipley                     Director of NYNEX Corporation;
     The Chase Manhattan Corporation       Chairman of the Board and Chief
     270 Park Avenue                       Executive Officer of The Chase
     New York, NY 10017-2070               Manhattan Corporation

     John R. Stafford                      Director of NYNEX Corporation;
     American Home Products Corporation    Chairman of the Board, President
     and 5 Giralda Farms                   Chief Executive Officer of
     American Madison, NJ 07940            Home Products Corporation



     None of the individuals listed above in the last five years (i) has been convicted in a criminal proceeding or (ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Each of the individuals listed above is a citizen of the United States.

                                  EXHIBIT INDEX
                                  -------------
     Exhibit
     -------

     1. Modification Agreement, dated as of December 12, 1996, among CAI, BANX, MMDS Holdings, Inc., MMDS Holdings,
          NYNEX MMDS Company and NYNEX MMDS.

     2.   Joint Press Release dated Decmeber 13, 1996.

     3. Current Report on Form 8-K (incorporated by reference to the Form 8-K filed with the SEC by CAI on January 3, 1997).

     4.   Joint Filing Letter Agreement, dated as of March 29, 1995.



     NYFS10...:\86\65886\0021\1708\SCH1217T.33C